Exhibit 99.1

CROW TECHNOLOGIES 1977 LTD.

ANNOUNCES DISTRIBUTION OF A DIVIDEND

Airport City, Israel, June 27, 2018 – Crow Technologies 1977 Ltd. announced that the Board of Directors approved the distribution of a cash dividend in the amount of NIS 0.91 per share (approximately USD 0.25 per share based on today's representative exchange rate published by the Bank of Israel) totaling NIS 4 million (approximately USD1.09 million).

The dividend will be paid to shareholders of record as of August 1, 2018. The Company will pay the dividend out on September 4, 2018. The dividend payment is made from the Company's "tax exempt profits" and hence under Israeli laws is subject to a withholding tax of 15%.

Some shareholders will receive the dividend payment in US Dollars and need to take into account the following: the amount of the dividend per share in USD is not final and is subject to changes due to the need to convert the amount from NIS to US dollars. The Company will file a notification on the dividend per share in USD in due course.

In its decision to approve the distribution of the cash dividend, the Board of Directors examined whether the Company meets the distribution criteria according to Israeli law. The Board of Directors concluded that the abovementioned distribution will not undermine the Company’s ability to keep performing in its current course of business or future plans, and is able to meet its undertakings when due.

The audited consolidated financial statements for the year ended December 31, 2017 may be viewed at Company's website at www.thecrowgroup.com.